      TRANSALTA CORPORATION

FIRST QUARTER REPORT FOR 2008

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) contains forward-looking statements.  These statements are based on certain estimates and assumptions and involve risks and uncertainties.  Actual results may differ materially.  See page 19 for additional information.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of TransAlta Corporation as at and for the three months ended March 31, 2008 and 2007, and should also be read in conjunction with the audited consolidated financial statements and MD&A contained in our annual report for the year ended Dec. 31, 2007.  In this MD&A, unless the context otherwise requires, ‘we’, ‘our’, ‘us’, the ‘corporation’ and ‘TransAlta’ refers to TransAlta Corporation and its subsidiaries.  The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted.  This MD&A is dated April 21, 2008.  Additional information respecting TransAlta, including its annual information form, is available on SEDAR at www.sedar.com.

RESULTS OF OPERATIONS

The results of operations are presented on a consolidated basis and by business segment.  We have two business segments: Generation and Commercial Operations & Development (“COD”).  Our segments are supported by a corporate group that provides finance, treasury, legal, regulatory, environmental, health, and safety, sustainable development, corporate communications, government relations, information technology, human resources, internal audit and other administrative support.

In this MD&A, the impact of foreign exchange fluctuations on foreign currency denominated transactions and balances is discussed with the relevant income statement and balance sheet items.  While individual balance sheet line items will be impacted by foreign exchange fluctuations, the net impact of the translation of individual items is reflected in the equity section of the consolidated balance sheets.

The following table depicts key financial results and statistical operating data: 1

3 months ended March 31	2008	2007
Availability (%)	91.8	88.2
Production (GWh)	13,226	12,697
Revenue	$ 803	$ 669
Gross margin[1]	$ 433	$ 378
Operating income[1]	$ 189	$ 138
Net earnings	$ 33	$ 56
Basic and diluted earnings per common share	$ 0.17	$ 0.28
Comparable earnings per share[1]	$ 0.50	$ 0.28
Cash flow from operating activities	$ 237	$ 331
Cash dividends declared per share	$ 0.27	$ 0.25

	3 months ended March 31, 2008	Year ended Dec. 31, 2007
Total assets	$ 7,222	$ 7,179
Total long-term financial liabilities	$ 2,936	$ 2,880

1  Gross margin, Operating income and comparable earnings are not defined under Canadian GAAP.  Refer to the Non-GAAP Measures section on page 16 of this MD&A for a further discussion of these items, including a reconciliation to net earnings.

TRANSALTA CORPORATION / Q1 2008 1

AVAILABILITY & PRODUCTION

Availability for the three months ended March 31, 2008 increased compared to the same period in 2007 due to lower derates at the Centralia Thermal-fired plant (“Centralia Thermal”) resulting from test burns of Powder River Basin (“PRB”) coal in 2007 and lower unplanned outages at the Centralia Gas-fired plant (“Centralia Gas”), partially offset by higher unplanned outages at the Alberta Thermal plants (“Alberta Thermal”).

Production for the first quarter in 2008 increased compared to the same period in 2007 primarily as a result of lower derates at Centralia Thermal and higher merchant volumes at Alberta Thermal partially offset by higher unplanned outages at Alberta Thermal.

NET EARNINGS

A reconciliation of net earnings is presented below:

Net earnings, 2007	$ 56
Increase in Generation gross margins	37
Mark-to-market movements in 2007	14
Increase in COD gross margins	4
Increase in depreciation expense	(5)
Gain on sale of Centralia mining equipment	5
Decrease in net interest expense	4
Increase in equity loss	(88)
Decrease in income tax expense	6
Net earnings, 2008	$ 33

Generation gross margins, net of mark-to-market movements in 2007, increased for the three months ended March 31, 2008 as a result of higher production and favourable pricing at Centralia Thermal and higher merchant volumes at Alberta Thermal, partially offset by higher unplanned outages at Alberta Thermal and the strengthening of the Canadian dollar relative to the U.S. dollar.

COD gross margins increased for the three months ended March 31, 2008 compared to the same periods in 2007 due to increased trading margins in the Eastern region and strong results in the Western markets.

Depreciation expense increased for the three months ended March 31, 2008 compared to 2007 primarily due to a change in estimated useful life of certain component parts at Centralia Thermal.

Operations, maintenance, and administration (“OM&A”) costs for the three months ended March 31, 2008 are comparable to the same period in 2007.

During the first quarter we sold equipment previously used in our Centralia mining operations for a gain of $5 million.

For the three months ended March 31, 2008, net interest expense decreased mainly due to lower long-term debt levels, and the strengthening of the Canadian dollar relative to the U.S. dollar.

For the three months ended March 31, 2008, equity loss increased due to the writedown of our Mexican investment as a result of the announced sale of this operation.

Income taxes decreased compared to the same period in 2007 due to higher pre-tax income in 2008 and mix of earnings more than offset by the tax recovery on the writedown of our Mexican investment.

2   TRANSALTA CORPORATION / Q1 2008

CASH FLOW

Cash flow from operating activities for the three months ended March 31, 2008 decreased compared to the same period in 2007 due to less favourable changes in operating working capital and from the timing of income tax installments.

Due to contractual timing in the fourth quarter, a $116 million payment relating to 2007 Power Purchase Agreement (“PPA”) revenues was not received until Jan. 2, 2008.  In 2007, a contractual payment of $185 million related to 2006 PPA revenues was not received until Jan. 2, 2007.

Free cash flow1 for the three months ended March 31, 2008 decreased compared to the same period in 2007 for the reasons noted above.

SIGNIFICANT EVENTS

Three months ended March 31, 2008

Mexico Business

On Feb. 20, 2008, we announced the sale of our Mexican operations to InterGen Global Ventures B.V. (“InterGen”) for U.S.$303.5 million.  The transaction is subject to regulatory approvals in Mexico and is expected to close by the end of the second quarter of 2008.  We recorded a charge to the first quarter earnings of $65 million, net of tax, to reflect the estimated difference between the net carrying value and net sale price of these assets.  The gross charge of $93 million is recorded in equity loss.

Blue Trail Wind Power Project

On Feb. 13, 2008, we announced plans to design, build, and operate Blue Trail, a 66 megawatt (“MW”) wind power project in southern Alberta.  The capital cost of the project is estimated at $115 million. Commercial operations are expected to commence in the fourth quarter of 2009.

Dividend Policy and Dividend Increase

On March 25, 2008, our Board of Directors announced its adoption of a formal dividend policy which targets to pay shareholders an annual dividend in the range of 60 to 70 per cent of comparable earnings.

On Feb. 1, 2008, our Board of Directors approved an increase to the annual dividend from $1.00 to $1.08 per share and declared a quarterly dividend of $0.27 per share on common shares, payable April 1, 2008 to shareholders of record at the close of business March 1, 2008.

Greenhouse Gas Emissions (“GHG”)

March 31, 2008 marked the deadline for the first compliance year with Alberta’s Specified Gas Emitters Regulations for GHG reductions.  Compliance was required for GHGs emitted from the implementation date of July 1, 2007 to Dec. 31, 2007.  Affected firms were required to reduce their emissions by 12 per cent annually from an emissions baseline averaged over 2003 - 2005.  For our operations not covered under PPAs, we complied through the delivery to government of purchased emissions offsets, acquired at a competitive cost below the $15 per tonne cap.  For Alberta plants having PPA’s, we were also responsible for compliance, but the approach was coordinated with PPA Buyers such that a mix of Buyer-supplied offsets, and contributions to the Alberta Technology Fund at $15 per tonne were used.  The PPA's contain change-in-law provisions that allow us to recover compliance costs from the PPA customers.

1  Free cash flow is not defined under Canadian GAAP.  Refer to page 17 of this MD&A for a further discussion of this item, including a reconciliation to cash from operations.

TRANSALTA CORPORATION / Q1 2008 3

Normal Course Issuer Bid (“NCIB”)

For the three months ended March 31, 2008, we purchased 1,908,900 shares at an average price of $31.43 per share.  The shares were purchased for an amount higher than their weighted average book value per share ($8.95 per share) resulting in a reduction of retained earnings of $43 million.  Due to the timing of payments to repurchase common shares under NCIB, $53 million was paid in April 2008.

3 months ended March 31, 2008
Total shares purchased	1,908,900
Average purchase price per share	$ 31.43
Total cost	60
Weighted average book value of shares cancelled	17
Reduction to retained earnings	43

SUBSEQUENT EVENTS

Uprate at Sundance Facility

On April 21, 2008, we announced a 53 MW efficiency uprate at Unit 5 of our Sundance facility.  The total capital cost of the project is estimated at $75 million with commercial operations expected to commence by the end of 2009.

Carbon Capture and Storage Project

On April 3, 2008, we announced an agreement with Alstom to pilot test chilled ammonia carbon capture technology at one of our Alberta coal-fired units, contingent on acquiring adequate industry and government support.

BUSINESS ENVIRONMENT

We operate in a variety of business environments to generate electricity, find buyers for the power we generate, and arrange for its transmission.  The major markets we operate in are Western Canada, the Pacific Northwest, and Eastern Canada.  For a further description of the regions in which we operate as well as the impact of prices of electricity in natural gas upon our financial results, refer to our 2007 annual report.  The key characteristics of these markets are described below.

Electricity Prices

Please refer to page 30 of the 2007 annual report for a full discussion of the spot electricity market and the impact of electricity prices upon our business.  Our strategy is to hedge up to 90 per cent of our merchant production in order to protect our earnings from some of the risks associated with the spot electricity market.

The average spot electricity prices and spark spreads for the first quarter of 2008 and 2007 in our three main markets are shown in the graphs below.

4   TRANSALTA CORPORATION / Q1 2008

1 For a 7,000 Btu/KWh heat rate plant.

For the first quarter, spot prices in Alberta and the Pacific Northwest increased while Ontario remained comparable to the same period in 2007.  Spark spreads increased in Alberta and the Pacific Northwest but decreased in Ontario for the three months ended March 31, 2008 compared to the same period in 2007.  Electricity prices and spark spreads were higher in Alberta largely due to coal outages from planned and unplanned outages and derates caused by transmission system upgrades and higher gas prices. The increases in the Pacific Northwest were due mainly to colder than normal temperatures and higher natural gas prices.  Spot prices and spark spreads in Ontario decreased slightly compared to the first quarter of 2007 due to higher than expected nuclear generation.  The effect of these prices upon the margins from our generating facilities and our trading activities are described in further detail below.

DISCUSSION OF SEGMENTED RESULTS

GENERATION:  Owns and operates hydro, wind, geothermal, gas- and coal-fired plants and related mining operations in Canada, the U.S., and Australia.  Generation's revenues are derived from the availability and production of electricity and steam as well as ancillary services such as system support (see the detailed discussion of the four revenue streams in our annual report for the year ended Dec. 31, 2007).  At

TRANSALTA CORPORATION / Q1 2008 5

March 31, 2008, Generation had 8,431 MW of gross generating capacity1 in operation (8,024 MW net ownership interest) and 440 MW net under construction.  For a full listing of all of our generating assets and the regions in which they operate, refer to page 26 of our 2007 annual report.

The results of the Generation segment are as follows:

		2008		2007
3 months ended March 31	Total	Per installed MWh[1]	Total	Per installed MWh[1]
Revenues	$ 788	$ 42.78	$ 658	$ 35.91
Fuel and purchased power	(370)	(20.09)	(291)	(15.88)
Gross margin	418	22.70	367	20.03
Operations, maintenance and administration	100	5.43	103	5.62
Depreciation and amortization	100	5.43	96	5.24
Taxes, other than income taxes	5	0.27	6	0.33
Intersegment cost allocation	7	0.38	7	0.38
Operating expenses	212	11.51	212	11.57
Operating income	$ 206	$ 11.19	$ 155	$ 8.46
Installed capacity (GWh)	18,418		18,322
Production (GWh)	13,226		12,697
Availability (%)	91.8		88.2

Production and gross margins

Generation’s production volumes, electricity and steam production revenues and fuel and purchased power costs based on geographical regions are presented below:

3 months ended March 31, 2008	Production (GWh)	Installed (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per installed MWh[1]	Fuel & Purchased Power per installed MWh[1]	Gross Margin per installed MWh[1]
Western Canada	8,758	11,410	$ 360	$ 121	$ 239	$ 31.55	$ 10.57	$ 20.98
Eastern Canada	889	1,789	133	91	42	74.18	51.03	23.14
International	3,579	5,219	295	158	137	56.58	30.35	26.23
	13,226	18,418	$ 788	$ 370	$ 418	$ 42.78	$ 20.11	$ 22.68

3 months ended March 31, 2007	Production (GWh)	Installed (GWh)	Revenue	Fuel & Purchased Power	Gross Margin	Revenue per installed MWh[1]	Fuel & Purchased Power per installed MWh[1]	Gross Margin per installed MWh[1]
Western Canada	8,817	11,310	$ 348	$ 118	$ 230	$ 30.80	$ 10.40	$ 20.40
Eastern Canada	985	1,793	128	85	43	71.39	47.63	23.76
International	2,895	5,219	182	88	94	34.82	16.80	18.02
	12,697	18,322	$ 658	$ 291	$ 367	$ 35.92	$ 15.87	$ 20.05

Western Canada

Our Western Canada assets consist of coal, gas-fired, and hydro facilities and wind farms.  Refer to page 39 of our 2007 annual report for further details on our Western operations.

1 TransAlta measures capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

6   TRANSALTA CORPORATION / Q1 2008

The change in production for the three months ended March 31, 2008 is reconciled below:

3 months ended March 31
Production, 2007	8,817
Lower planned outages at Alberta Thermal	91
Increased merchant production primarily resulting from the uprate at our Sundance facility	174
Higher planned outages at Poplar Creek	(45)
Lower customer demand	(96)
Higher unplanned outages at Alberta Thermal	(170)
Other	(13)
Production, 2008	8,758

The change in gross margin for the three months ended March 31, 2008 is reconciled below:

3 months ended March 31
Gross margin, 2007	230
Increased prices across the Western region	6
Lower planned outages at Alberta Thermal	3
Higher unplanned outages at Alberta Thermal	(12)
Increased merchant production primarily resulting from the uprate at our Sundance facility	10
Unrealized mark-to-market losses in 2008	(4)
Other	6
Gross margin, 2008	239

Eastern Canada

Our Eastern Canada assets consist of gas fired facilities and a wind farm under development.  Refer to page 39 of our 2007 annual report for further details on our Eastern operations.

Production for the three months ended March 31, 2008 decreased 96 gigawatt hours (“GWh”) primarily due to lower market heat rates at Sarnia.

For the three months ended March 31, 2008, gross margins decreased slightly due to lower market heat rates at Sarnia.

International

Our International assets consist of gas, coal, hydro, and geothermal assets in various locations in the United States and gas assets in Australia.  Refer to page 39 of our 2007 annual report for further details on our International operations.

For the three months ended March 31, 2008, production increased 684 GWh due to lower derates at Centralia Thermal primarily relating to test burns of PRB coal in the first quarter of 2007 (598 GWh) and higher production at Centralia Gas due to improved market conditions in the first quarter of 2008 (71 GWh).

TRANSALTA CORPORATION / Q1 2008 7

The change in gross margin for the three months ended March 31, 2008 is reconciled below:

3 months ended March 31
Gross margin, 2007	94
Increased production at Centralia Thermal	26
Favourable pricing	14
Mark-to-market losses in 2007	14
Unrealized mark-to-market gains in 2008	4
Unfavorable foreign exchange	(21)
Other	6
Gross margin, 2008	137

Operations, maintenance and administration expense

For the three months ended March 31, 2008, OM&A expense decreased primarily due to the strengthening of the Canadian dollar relative to the U.S. dollar.

Depreciation expense

Depreciation expense increased for the three months ended March 31, 2008 compared to 2007 primarily due to the equipment modifications at Centralia Thermal.

COMMERCIAL OPERATIONS & DEVELOPMENT (“COD”): derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives.  Achieving gross margins while remaining within value at risk (“VAR”) limits is a key measure of COD’s trading activities.

COD is responsible for the management of commercial activities for our current generating assets.  COD also manages available generating capacity as well as the fuel and transmission needs of the Generation business by utilizing contracts of various durations for the forward sales of electricity and for the purchase of natural gas, coal, and transmission capacity.  Further, COD is responsible for developing or acquiring new cogeneration, wind, geothermal, and hydro generating assets and recommending portfolio optimization opportunities.  The results of all of these activities are included in the Generation segment.

For a more in-depth discussion of the accounting treatment of our Energy Trading activities, refer to page 40 of our 2007 annual report.

The results of the COD segment are as follows:

3 months ended March 31	2008	2007
Gross margin	$ 15	$ 11
Operations, maintenance and administration	10	9
Intersegment cost allocation	(7)	(7)
Operating expenses	3	2
Operating income	$ 12	$ 9

For the three months ended March 31, 2008, gross margins increased relative to the same period in 2007 due to improved trading results in the Eastern region.

OM&A costs for the three months ended March 31, 2008 increased due to increased staff compensation costs.

8   TRANSALTA CORPORATION / Q1 2008

The inter-segment cost allocations are consistent with the prior comparable period.

NET INTEREST EXPENSE

3 months ended March 31	2008	2007
Interest on long-term debt	$ 32	$ 39
Interest on short-term debt	10	7
Interest income	(5)	(8)
Capitalized interest	(4)	(1)
Net interest expense	$ 33	$ 37

For the three months ended March 31, 2008, net interest expense decreased compared to the same period in 2007, as shown below:

3 months ended March 31
Net interest expense, 2007	37
Lower long-term debt levels	(4)
Higher short-term debt balances	3
Lower interest income from cash deposits	3
Higher capitalized interest	(3)
Favourable foreign exchange rates	(3)
Net interest expense, 2008	33

NON-CONTROLLING INTERESTS

The earnings attributable to non-controlling interests in the three months ended March 31, 2008 were comparable to the same period in 2007.

EQUITY LOSS

As required under Accounting Guideline 15, Consolidation of Variable Interest Entities, of the Canadian Institute of Chartered Accountants (“CICA”), our Mexican operations are accounted for as equity subsidiaries.  On Feb. 20, 2008, we entered into an agreement to sell our Mexican operations to InterGen.  The transaction is subject to regulatory approvals in Mexico and is expected to close in the second quarter of 2008.  The table below summarizes key information from these operations.

3 months ended March 31	2008	2007
Availability (%)	98.3	96.9
Production (GWh)	860	579
Equity loss	$ (97)	$ (9)
Operating cash flow	$ (1)	$ (2)
Interest expense	$ 5	$ 10

	March 31, 2008	Dec. 31, 2007
Total assets	$ 464	$ 451
Total liabilities	$ 382	$ 369

For the three months ended March 31, 2008 availability increased due to lower planned and unplanned outages at Chihuahua and lower unplanned outages at Campeche.

TRANSALTA CORPORATION / Q1 2008 9

For the three months ended March 31, 2008 production increased due to lower unplanned outages at Campeche and lower planned outages at Chihuahua combined with increased customer demand at both facilities.

For the three months ended March 31, 2008, equity loss increased $88 million mainly due to the writedown of our Mexican investment.

INCOME TAXES

3 months ended March 31	2008	2007
Earnings before income taxes	$ 47	$ 76
Equity loss	(97)	(9)
Earnings before income taxes and excluding equity loss	$ 144	$ 85
Income tax expense per financial statements	14	20
Income tax impact of equity writedown	28	-
Income tax expense prior to writedown	42	20
Net income	$ 130	$ 65
Effective tax rate (%)[1]	29	24

1

Tax expense decreased in the three months ended March 31, 2008 from the same period in 2007 due to an increase in pre-tax income earnings and the effect of the change in mix of jurisdictions in which pre-tax income is earned, more than offset by the recovery on the writedown of our Mexican investment.

1 To present comparable reconciliations, prior years’ effective tax rate analysis were reclassified and calculated on earnings before income tax and excluding equity loss.

10   TRANSALTA CORPORATION / Q1 2008

FINANCIAL POSITION

The following chart outlines significant changes in the consolidated balance sheet from Dec. 31, 2007 to March 31, 2008:

	Increase/
	(Decrease)	Explanation of change
Cash and cash equivalents	7	Refer to Consolidated Statements of Cash Flows
Accounts receivable	(35)	Timing of receipt of contractually scheduled payments
Investments	(99)	Net loss and writedown of investments
Risk management assets (current and long-term)	(23)	Price movements related to hedging activity
Property, plant and equipment, net	141	Capital additions partially offset by the strengthening of the Canadian dollar compared to the U.S. dollar and depreciation expense
Assets held for sale, net	(29)	Assets held for sale have been reclassified to property, plant and equipment
Short-term debt	(65)	Net decrease in short-term debt
Accounts payable and accrued liabilities	49	Timing of operational payments and the strengthening of the Canadian dollar
Income taxes payable	(17)	Paid installments partially offset by current tax provision
Recourse long-term debt (including current portion)	23	Unfavourable foreign exchange rates and adjustments related to fair value standards
Risk management liabilities (current and long-term)	288	Price movements related to hedging activity
Net future income tax liabilities (including current portions)	(98)	Tax effect on the increase in net risk management liabilities
Shareholders’ equity	(210)	Shares redeemed under the NCIB, and dividends declared, and movements in AOCI partially offset by net earnings and shares issued

TRANSALTA CORPORATION / Q1 2008 11

STATEMENTS OF CASH FLOWS

3 months ended March 31	2008	2007	Explanation of change
Cash and cash equivalents, beginning of period	$ 51	$ 66
Provided by (used in):
Operating activities	237	331	In 2008, cash inflows resulted from cash earnings of $233 million and positive cash from working capital of $4 million.
			In 2007, cash inflows resulted from cash earnings of $198 million positive cash from working capital of $133 million.

Investing activities	(113)	(55)

In 2008 cash outflows were primarily due to additions to property, plant and equipment of $150 million partially offset by realized gains on financial instruments of $19 million and proceeds of $16 million from the sale of fixed assets.

			In 2007, cash outflows were primarily due to additions to property, plant and equipment of $54 million.

Financing activities	(120)	(263)	In 2008, cash outflows were due to net repayment of short-term debt of $64, dividends on common shares of $51 million and non-controlling interests of $17 million.

In 2007, cash outflows were due to a decrease in short-term debt of $7 million, dividends on common shares of $54 million, redemption of preferred securities of $175 million and non-controlling interests of $21 million.

Translation of foreign currency cash	3	-
Cash and cash equivalents, end of period	$ 58	$ 79

LIQUIDITY AND CAPITAL RESOURCES

Details on our liquidity needs and capital resources can be found on page 50 of our 2007 annual report.

We have a total of $2.3 billion of committed and uncommitted credit facilities of which $1.2 billion is not drawn and is available.  At March 31, 2008, credit utilized under these facilities of $1.1 billion is comprised of short-term debt of $586 million less cash on hand of $58 million and letters of credit of $575 million.

Our ability to generate adequate cash flow from operations in the short-term and the long-term to maintain financial capacity and flexibility and to provide for planned growth remains substantially unchanged since Dec. 31, 2007.  In the first quarter of 2008 we received $116 million worth of PPA revenue due to timing of contractually scheduled payments.  Consequently, the effect of the timing of these payments is that we will receive 13 months of revenue in 2008.

On April 18, 2008, we had approximately 199 million common shares outstanding.

At March 31, 2008, we had 2 million outstanding employee stock options with a weighted average exercise price of $27.27.  For the three months ended March 31, 2008, 0.2 million options with a weighted average exercise price of $20.81 were exercised, 0.2 million shares issued, and 0.1 million options were cancelled with a weighted average exercise price of $16.70.

On March 1, 2008, 0.9 million stock options were granted at a strike price of $35.11 on the Toronto Stock exchange (“TSX”) for Canadian employees and U.S.$35.60 on the New York Stock Exchange (“NYSE”) for U.S. employees.  These options will vest in equal installments over four years starting March 1, 2009 and expire after 10 years.

12   TRANSALTA CORPORATION / Q1 2008

Guarantee contracts

We have obligations to issue letters of credit to secure potential liabilities to certain parties including those related to potential environmental obligations, trading activities, hedging activities, and purchase obligations.  At March 31, 2008, we had issued letters of credit totaling $575 million compared to $550 million at Dec. 31, 2007.  This increase in letters of credit is due primarily to higher forward electricity prices in the Pacific Northwest.  These letters of credit secure certain amounts included in our balance sheet under “Risk Management Liabilities” and “Asset Retirement Obligations”.

A subsidiary has entered into a credit derivative agreement. Under the terms of the agreement, upon any specified credit event by us or any named subsidiary, the counterparty would have the right to deliver senior debt in return for payment. The debt obligations referenced by this agreement have been included in the consolidated balance sheet and also include U.S.$240 million at March 31, 2008 (Dec. 31, 2007 – U.S.$243 million) of loans made to our subsidiaries.

CLIMATE CHANGE AND THE ENVIRONMENT

Changes in current environmental legislation continue to have an impact upon our business.  Recent changes and anticipated changes in legislation in the markets in which we operate are discussed below.

On March 10, 2008, the Canadian federal government released its framework document Turning the Corner, Taking Action to Fight Climate Change, in which it established the structure of GHG targets and compliance mechanisms for the years 2010 to 2020.  The Canadian government has indicated that regulations are to be subsequently drafted by the fall of 2008 for finalization in mid-2009 and implementation on Jan. 1, 2010.

The federal plan calls for an 18 per cent reduction in GHG emission intensity for existing facilities, increasing by two per cent per year until 2020, at which point a 20 per cent absolute reduction will be required.  New fossil-fuel plants are to be subject to a clean fuel standard, the details of which are yet to be established. Some other elements of the plan include:

•

the ability for electricity companies to comply based on their corporate emissions intensity rather than on a plant-by-plant basis,

•

the favorable treatment of cogeneration facilities such that only modest reductions are required,

•

the indication of support for carbon capture and storage (“CCS”) initiatives by industry, including the establishment of a “pre-certified investment fund” designed to allow companies investing in CCS and other transformative technologies to use those funds for compliance purposes, and

•

the intent to establish a Clean Electricity Task Force to determine where additional reductions from the sector can be found.

As numerous design details of the framework are yet to be determined in the regulatory drafting, and the coordination of this approach with provincial plans has not yet been negotiated, it is not feasible at this time to estimate the impacts of this plan on our operations.  We continue to reduce our exposure to evolving GHG regulations through clean technology initiatives and growth of our offsets portfolio.  The PPAs for our Alberta-based coal facilities contain change-in-law provisions that allow us to recover compliance costs from the PPA customers.

Separately, the Canadian federal government also indicated its intention to develop a parallel framework document for managing national air pollutant emissions such as SO2, NOx and mercury.  The development of the framework is anticipated to be done in 2008, ultimately resulting in targets and compliance mechanisms for these pollutants.  We anticipate that there will be substantial coordination required with the provinces and industry on this matter.

In Alberta, we continue to prepare for the requirement to reduce mercury by 70 per cent by 2010.  We carried out extensive testing of mercury control equipment in 2007, with more to follow in 2008.  We expect to formalize our technology selection by the end of this year for our Alberta plants.  As well, the first half-year of compliance under Alberta’s GHG regulations was completed on March 31, 2008.

TRANSALTA CORPORATION / Q1 2008 13

By the end of the first quarter, we were required to reduce our emissions by 12 per cent annually from an emissions baseline averaged over 2003 to 2005 to be in compliance with Alberta’s Specified Gas Emitters Regulations for GHG reductions.  We were able to coordinate our approach for compliance with the Alberta PPA buyers to meet the deadline.  For our operations not covered by PPAs, we were able to comply by purchasing emission offsets acquired at a competitive cost.

In the United States, Washington State passed House Bill 2815 on March 13, 2008, establishing a framework for GHG reductions.  The Bill confirmed the Governor’s earlier target of reducing overall emissions of GHGs to 1990 levels by the year 2020.  It also directs the Department of Ecology to recommend, by Dec. 1, 2008, a regional market-based emissions management system.  This recommendation is to be done in coordination with the Western Climate Initiative, coalition of seven western states and two provinces, who are striving to develop a regional cap and trade system for carbon for implementation by 2012.  At this point it is not clear how our Washington state based operations may be affected, or if they will continue to be exempted as they are baseload generation facilities.

We continue to make operational improvements and investments to our existing generating facilities to reduce the environmental impact of generating electricity.  On April 3, 2008, we announced an agreement with Alstom to pilot test a chilled ammonia carbon capture technology at one of our Alberta coal-fired units, contingent on acquiring adequate industry and government support.  As well, we continue to pursue emission offset opportunities that also allow us to meet emission targets at a competitive cost.

OUTLOOK

Business Environment

Power Prices

For the remainder of 2008, power prices are expected to remain strong.  Prices in the Pacific Northwest are expected to continue to be strong due to the market strength that has been exhibited in gas prices.  Alberta power prices are also expected to continue to strengthen in response to strengthening gas prices.  Ontario power prices could strengthen compared to 2007 due to additional maintenance outages, although weakness could occur as demand is reduced due to the expectation of a slow down in the U.S. economy.

We closely monitor the risks associated with these commodity price changes on our future operations and, where we consider it appropriate, use various physical and financial instruments to hedge our assets and operations from such price risk.

Environmental Legislation

In 2008, we anticipate additional regulatory clarity on future GHG requirements. While the Alberta regulations are clear until the end of 2009, it is uncertain how the proposed federal regulations will affect Alberta firms from 2010 onward.  The development of the federal regulations scheduled for the fall of 2008 will prompt discussions between the federal government and the provinces about whose rules are to be applied and who will administer them.  Similarly in Washington State, we expect to see the State’s proposals by December this year as to the market-based mechanism design for regulating GHG in Washington and possibly surrounding states in the region.

Additionally, this year we expect to see the development of Canadian federal plans for air pollutant reductions, minimally at the framework level of targets and compliance mechanisms.  We will be an active participant in consultations leading up to the release of those targets.

Operations

Production, Availability, and Capacity

Generating capacity is expected to increase due to the completion of Kent Hills late in 2008.  Production and availability are expected to decrease in the second quarter primarily due to higher planned outages, and increase for the remainder of the year as planned maintenance declines.

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Fuel Costs

Mining coal in Alberta is subject to cost increases due to increased overburden removal, inflation, and diesel and commodity prices.  Seasonal variations in coal mining at our Alberta mines are minimized through the application of standard costing.  Cost escalations for Alberta mining operations will be minimized through productivity and / or contracts, and are expected to be managed as they have been to date.  Fuel at Centralia Thermal is purchased from external suppliers.  These contract prices are expected to increase from those seen in the first quarter due to contract and commodity escalations.

Our gas-fired facilities have minimal exposure to market fluctuations in energy commodity prices.  Exposure to gas costs for facilities under long-term sales contracts are minimized to the extent possible through long-term gas purchase contracts.  Merchant gas facilities are exposed to the changes in spark spreads, as discussed in the Power Prices section.  We have not entered into fixed commodity agreements for gas for these merchant plants to date as gas will be purchased coincident with spot pricing.

Operations, Maintenance, and Administration Costs

OM&A costs per megawatt hour (“MWh”) of installed capacity fluctuate by quarter and are dependent on the timing and nature of maintenance activities, and are anticipated to increase in the second and third quarters compared to the first quarter due to higher planned maintenance activities.

Energy Trading

Earnings from our COD segment are affected by prices in the market, the positions taken, and duration of those positions.  We continuously monitor both the market and our exposure to maximize earnings while still maintaining an acceptable risk profile.  Our objective is for proprietary trading to contribute between $50 million and $70 million in annual gross margin.

Exposure to Fluctuations in Foreign Currencies

Our strategy is to minimize the impact of fluctuations in the Canadian dollar against the U.S. dollar by offsetting foreign denominated assets with foreign denominated liabilities and foreign exchange contracts.  We also have foreign currency expenses, including interest charges, which offset foreign currency revenues.

Net Interest Expense

Net interest expense for 2008 is expected to be higher mainly due to lower interest income.  However, changes in interest rates and in the value of the Canadian dollar to the U.S. dollar could affect the amount of net interest expense incurred.

Liquidity and Capital Resources

With the anticipated increased volatility in power and gas markets, market trading opportunities are expected to increase, which can potentially cause the need for additional liquidity.  To mitigate this liquidity risk, we maintain and monitor a $2.3 billion committed and uncommitted credit facilities and monitor exposures to determine any expected liquidity requirements.

Normal Course Issuer Bid

The 2007 NCIB program started on May 3, 2007 and will continue until May 2, 2008 at which time we intend to renew this program.  Purchases have been made on the open market through the Toronto Stock Exchange (“TSX”) at the market price of such shares at the time of acquisition.

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Projects and Growth

Our capital expenditures and major projects are comprised of spending on sustaining our current operations and for growth activities.

Four significant growth capital projects are currently in progress: Keephills 3, Kent Hills, Blue Trail, and Sundance Unit 5 uprate.

A summary of each of these projects is outlined below:

Project	Total Spend (millions)	Expected 2008 spend (millions)	Expected Completion Date	Details	Status
Keephills 3	$815	$320 - 330	Q1 2011	A 450 MW (225 MW net of ownership) coal-fired supercritical plant in a partnership with EPCOR	On track
Kent Hills	$170	$135 - 145	Q4 2008	96 MW wind farm in New Brunswick to operate under a power purchase agreement with New Brunswick Power Distribution and Customer Service Corporation	On track
Blue Trail	$115	$20 - 25	Q4 2009	A 66 MW merchant wind farm in southern Alberta	On track
Sundance Unit 5 uprate	$75	$15 - 20	Q4 2009	A 53 MW efficiency uprate at our Sundance facility	On track
Total growth	$1,175	$490 - 520

Sustaining Expenditures

Sustaining expenditures include planned maintenance, regular expenditures on plant equipment, systems and related infrastructures, as well as investments in our mines.  For 2008, our estimate for total sustaining capital expenditures, excluding our Mexico operations, is between $425 million and $460 million, allocated among:

•

$155 - $165 million for routine capital,

•

$100 - $110 million for mining equipment,

•

$60 - $65 million for Centralia modifications, and

•

$110 - $120 million on planned maintenance, with approximately 2,400 – 2,525 GWh lost.

Financing

Financing for these expenditures is expected to be provided by cash flow from operating activities and from existing borrowing capacity.

RELATED PARTY TRANSACTIONS

In August 2006, we entered into an agreement with CE Generation, LLC (“CE Gen”), a Corporation jointly controlled by us and MidAmerican Energy Holdings Company (“MidAmerican”), a subsidiary of Berkshire Hathaway, whereby we buy available power from certain CE Gen subsidiaries at a fixed price.  In addition, CE Gen has entered into contracts with related parties to provide administrative and maintenance services.

For the period November 2002 to November 2012, our subsidiary, TransAlta Cogeneration, L.P. (“TA Cogen”) entered into various transportation swap transactions with a wholly owned subsidiary of TransAlta, TransAlta Energy Corporation (“TEC”).  TEC operates and maintains TA Cogen's three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta.  TEC also provides

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management services to Sheerness, which is operated by Canadian Utilities Limited.  The business purpose of these transportation swaps is to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for three of its plants over the period of the swap.  The notional gas volume in the transaction was the total delivered fuel for each of the facilities.  Exchange amounts are based on the market value of the contract.  We entered into an offsetting contract with an external third party, therefore we have no risk other than counterparty risk.

CURRENT ACCOUNTING CHANGES

Financial Instruments – Disclosures and Presentation

On Dec. 1, 2006, the CICA issued two new accounting standards: Handbook Section 3862, Financial Instruments – Disclosures and Handbook Section 3863, Financial Instruments – Presentation. These new standards were effective on Jan. 1, 2008.

The new CICA Handbook Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments — Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged presentation requirements.  These new sections place increased emphasis on disclosures made about the nature and extent of risks arising from financial instruments and how the entity manages those risks.  Refer to the notes to the financial statements.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards (“IFRS”)

In 2005, the Accounting Standards Board (“AcSB”) announced that accounting standards in Canada are to converge with IFRS.  On Feb. 13, 2008, the AcSB had confirmed that the use of IFRS will be required by Jan. 1, 2011 with appropriate comparative data from the prior year. Under IFRS there is significantly more disclosure required, specifically for quarterly reporting.  Further, while IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policy that must be addressed.

On Dec. 31, 2007, the United States Securities and Exchange Commission approved rule amendments that will allow foreign private issuers to use financial statements without reconciliation to U.S. GAAP, if they are prepared using the English language version of IFRS as issued by the International Accounting Standards Board.

The impact of these new standards on our financial statements is currently being assessed.

NON-GAAP MEASURES

We evaluate our performance and the performance of our business segments using a variety of measures.  Those discussed below are not defined under GAAP and therefore should not be considered in isolation or as an alternative to or more meaningful than, net income or cash flow from operating activities as determined in accordance with GAAP as an indicator of our financial performance or liquidity.  These measures are not necessarily comparable to a similarly titled measure of another company.

Each business unit assumes responsibility for its operating results measured to gross margin and operating income.  Operating income and gross margin provides management and investors with a measurement of operating performance which is readily comparable from period to period.

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Gross margin and operating income are reconciled to net earnings below:

3 months ended March 31	2008	2007
Gross margin	$ 433	$ 378
Operating expenses	(244)	(240)
Operating income	189	138
Foreign exchange (loss) gain	(1)	-
Gain on sale of equipment	5	-
Net interest expense	(33)	(37)
Equity (loss) / income	(97)	(9)
Earnings before non-controlling interests and income taxes	63	92
Non-controlling interests	16	16
Earnings before income taxes	47	76
Income tax (recovery) / expense	14	20
Net earnings	$ 33	$ 56

Presenting earnings on a comparable basis from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with prior periods’ results.

In calculating comparable earnings for 2007, we have excluded the writedown of our Mexican investment as the sale of such operations is a one time adjustment.  Additionally, we excluded the gains recorded on the sale of assets at the previously operated Centralia coal mine as we do not normally dispose of large quantities of fixed assets.  The change in life of certain component parts at Centralia was also excluded as it is related to the cessation of mining activities at the Centralia coal mine.

3 months ended March 31	2008	2007
Earnings on a comparable basis	$ 99	$ 56
Investments writedown, net of tax	(65)	-
Equipment sales at Centralia, net of tax	4	-
Change in life of Centralia parts, net of tax	(5)	-
Net earnings	$ 33	$ 56

Weighted average common shares outstanding in the period	200	203
Earnings on a comparable basis per share	$ 0.50	$ 0.28

Free cash flow is intended to demonstrate the amount of cash we have available to invest in capital growth initiatives, repay recourse debt or repurchase common shares.

Sustaining capital expenditures is total capital expenditures per the statement of cash flow less $67 million we have invested in growth projects in the first quarter of 2008.

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The reconciliation between cash flow from operating activities and free cash flow is calculated below:

3 months ended March 31	2008	2007
Cash flow from operating activities	$ 237	$ 331
Add (Deduct):
Sustaining capital expenditures	(83)	(41)
Dividends on common shares	(51)	(54)
Distribution to subsidiaries' non-controlling interest	(17)	(21)
Non-recourse debt repayments	-	(9)
Timing of contractualy scheduled payments	(116)	(185)
Cash flows from equity investments	(1)	(2)
Free cash flow	$ (31)	$ 19

Cash flows from equity investments represent operational cash flow from our equity subsidiaries less sustaining and growth capital expenditures for such subsidiaries.

SELECTED QUARTERLY INFORMATION
(in millions of Canadian dollars except per share amounts)

	Q2 2007	Q3 2007	Q4 2007	Q1 2008

Revenue	$ 612	$ 712	$ 783	$ 803
Net earnings	57	66	129	33
Basic earnings per common share	0.28	0.33	0.64	0.17
Diluted earnings per common share	0.28	0.33	0.64	0.17

	Q2 2006	Q3 2006	Q4 2006	Q1 2007
				(restated)
Revenue	$ 580	$ 656	$ 752	$ 669
Net earnings (loss)	86	35	(146)	56
Basic earnings (loss) per common share	0.43	0.18	(0.72)	0.28
Diluted earnings (loss) per common share	0.43	0.18	(0.72)	0.28

ADJUSTMENT TO REPORTED FIRST QUARTER RESULTS FOR 2007

The net earnings for the three months ended March 31, 2007 were adjusted to reflect the correction of an error in the previously issued financial statements.  Following the release of first quarter earnings, management detected a discrepancy in the amount of unrealized gain recorded on certain contracts that no longer qualified for hedge accounting.  The discrepancy arose after implementing an upgrade to our trading system which resulted in some of the contracts that no longer qualify for hedge accounting to be double counted.  As a result, the fair values of these additional contracts were incorrectly reclassified from Other Comprehensive Income to the income statement.  The net effect of this error was that in the previously issued financial statements for the first quarter net earnings were reduced by $9.8 million, which is net of taxes of $4.0 million.  Other comprehensive income for the three months ended March 31, 2007 was increased by a corresponding after-tax amount of $9.8 million.  The resulting earnings per share for the first quarter of 2007 was $0.28 per share, compared to the originally reported $0.33 per share, a further reduction of $0.05 per share.

CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934, management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.  Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be

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disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act are accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.  In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.  Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2008, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

FORWARD-LOOKING STATEMENTS

This MD&A and other reports and filings made with the securities regulatory authorities include forward-looking statements.  All forward-looking statements are based on TransAlta Corporation's beliefs and assumptions based on information available at the time the assumption was made.  In some cases, forward-looking statements can be identified by terms such as ‘may’, ‘will’, ‘believe’, ‘expect’, ‘potential’, ‘enable’, ‘continue’ or other comparable terminology.  The forward-looking statements relate to, among other things, statements regarding the anticipated business prospects and financial performance of TransAlta.  These statements are not guarantees of TransAlta's future performance and are subject to risks, uncertainties and other important factors that could cause the corporation’s actual performance to be materially different from those projected, including those material risks and assumptions discussed in this MD&A under the headings ‘Outlook’ and ‘Business Environment’ and in the MD&A in our annual report for the year ended Dec. 31, 2007 under the heading ‘Risk Factors and Risk Management’.  Some of the risks, uncertainties, and factors include, but are not limited to: legislative and regulatory developments that could affect revenues; costs associated with environmental compliance; overall costs; cost and availability of fuel to produce electricity; the speed and degree of competition entering the market; global capital markets activity; timing and extent of changes in commodity prices, prevailing interest rates, currency exchange rates, inflation levels and general economic conditions where TransAlta Corporation operates; results of financing efforts; changes in counterparty risk; and the impact of accounting standards issued by Canadian standard setters.  Given these uncertainties, the reader should not place undue reliance on these forward-looking statements which is given as of the date it is expressed in this MD&A or otherwise and TransAlta undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

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